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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                              LIBERTY DIGITAL, INC.
                                (Name of Issuer)

                      Series A Common Stock, $.01 par value
                      Series B Common Stock, $.01 par value
              Series A Convertible Preferred Stock, $.01 par value
              ----------------------------------------------------
                        (Title of Classes of Securities)

                        Series A Common Stock 87229N 10 1
                        ---------------------------------
                                 (CUSIP Number)

                 Series A Convertible Preferred Stock 87229N 200
                 -----------------------------------------------
                                 (CUSIP Number)

                             Charles Y. Tanabe, Esq.
                              Senior Vice President
                            Liberty Media Corporation
                            9197 South Peoria Street
                               Englewood, CO 80112
                                 (720) 875-5400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 10, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Series A Common Stock CUSIP No.  87229N 10 1

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                      LIBERTY MEDIA CORPORATION
                      84-1288730

         (2)  Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

         (3)  SEC Use Only

         (4)  Source of Funds
                      OO

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         (6)  Citizenship or Place of Organization
                      Delaware

Number of                  (7) Sole Voting Power           11,957,196 Shares of
Shares Beneficially                                        Series A Common Stock
Owned by
Each Reporting Person      (8) Shared Voting Power         0 Shares
With
                           (9) Sole Dispositive Power      11,957,196 Shares of
                                                           Series A Common Stock

                           (10) Shared Dispositive Power   0 Shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                      11,957,196 shares of Series A Common Stock*

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

         (13) Percent of Class Represented by Amount in Row (11)**
                      Series A Common Stock   57.7%

         (14) Type of Reporting Person
                      HC, CO

* Does not include 62,500,000 shares of Series A Common Stock issuable upon conversion of 62,500,000 shares of Series B Common Stock beneficially owned by the Reporting Person. Shares of Series B Common Stock are convertible at any time at the option of the Reporting Person. (See Item 5.)

** Percentage determined (i) based upon 20,732,666 shares of Series A Common Stock outstanding as of April 30, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 1999, and (ii) without including 62,500,000 shares of Series A Common Stock issuable upon conversion of 62,500,000 shares of Series B Common Stock beneficially owned by the Reporting Person. Such shares of Series B Common Stock are convertible at any time at the option of the holder. Each share of Series B Common Stock is entitled to 10 votes per share, and each share of Series A Common Stock is entitled to one vote per share. Accordingly, when these series of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the issuer representing approximately 98.6% of the voting power of the Issuer. (See Items 1 and 5.)


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Series A Preferred Stock CUSIP No.  87229N 200

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                      LIBERTY MEDIA CORPORATION
                      84-1288730

         (2)  Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

         (3)  SEC Use Only

         (4)  Source of Funds
                      OO

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         (6)  Citizenship or Place of Organization
                      Delaware

Number of                  (7) Sole Voting Power           0 Shares of
Shares Beneficially                                        Series A Convertible
Owned by                                                   Preferred Stock
Each Reporting Person
With                       (8) Shared Voting Power         0 Shares

                           (9) Sole Dispositive Power      0 Shares of Series A
                                                           Convertible Preferred
                                                           Stock

                           (10) Shared Dispositive Power   0 Shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                      0 shares of Series A Convertible Preferred Stock

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

         (13) Percent of Class Represented by Amount in Row (11)
                      Series A Convertible Preferred Stock   0%*

         (14) Type of Reporting Person
                      HC, CO


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                                  Statement of

                            LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                              LIBERTY DIGITAL, INC.
                         (Commission File No. 333-28613)

         This amended statement amends Items 1, 3 and 5 of a statement on
Schedule 13D filed by Liberty Media Corporation as set forth below.

ITEM 1.  SECURITY AND ISSUER

                  Liberty Media Corporation, a Delaware corporation (the "Reporting Person") Stock is filing this Statement on Schedule 13D (this "Statement") with respect to the Series A Common Stock, $.01 par value per share (the "Series A Stock"), and Series A Convertible Preferred Stock, $.01 par value per share (the "Preferred Stock"), of Liberty Digital, Inc., a Delaware corporation (the "Issuer"). On June 11, 1999 all the outstanding shares of Preferred Stock were redeemed by the Issuer. The Issuer's principal executive offices are located at 67 Irving Place North, 4th Floor, New York, New York 10003.

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement also relates to the shares of Series A Stock issuable upon conversion of shares of the Series B Common Stock, $.01 par value per share (the "Series B Stock" and together with the Series A Stock, the "Common Stock"), of the Issuer. At the option of the holder, each share of Series B Stock is convertible into one share of Series A Stock. The shares of Series A Stock are not convertible into shares of Series B Stock. The holders of Series A Stock and Series B Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of the Series B Stock are entitled to ten votes per share and the holders of the Series A Stock are entitled to one vote per share.



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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person currently beneficially owns, through subsidiaries, a total of 11,957,196 shares of Series A Stock, and 62,500,000 shares of Series B Stock as a result of the conversion of 84,242 shares of the Preferred Stock into 252,726 shares of Series A Stock prior to the date such shares of the Preferred Stock were to be redeemed. See Item 5.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person presently beneficially owns, through subsidiaries, 11,957,196 shares of Series A Stock and 62,500,000 shares of Series B Stock. On May 24, 1999 the Issuer announced that its Board of Directors had called for redemption of all outstanding shares of the Preferred Stock. Under the terms of the redemption, holders of shares of Preferred Stock could convert their shares prior to redemption into three shares of Series A Stock by the close of business on June 10, 1999. The Reporting Person converted the 84,242 shares of Preferred Stock held by it prior to the redemption date into 252,726 shares of Series A Stock. The 11,957,196 shares of Series A Stock beneficially owned by the Reporting Person represent 57.7% of the 20,732,666 shares of Series A Stock outstanding on April 30, 1999, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 1999, as amended (the "Form 10-Q"). The 62,500,000 shares of Series B Stock beneficially owned by Reporting Person represent 100% of the 62,500,000 shares of Series B Stock outstanding on April 30, 1999, as reported by the Issuer in the Form 10-Q.

         Robert R. Bennett, President, Chief Executive Officer and a director of the Reporting Person and a director of the Issuer, has stock options granted by the Issuer to acquire 100,000 shares of Series A Stock, of which 40,000 shares were exercisable within 60 days of the date of this Statement. Assuming the exercise in full of such stock options, the beneficial ownership of such shares by such individual would represent less than one percent of the shares of the Issuer's Series A Stock assumed to be outstanding upon such exercise.

         Leo J. Hindery, Jr., a director of the Reporting Person, has stock options granted by the Issuer to acquire 833,334 shares of Series A Stock, of which 333,334 shares were exercisable within 60 days of the date of this Statement. Assuming the exercise in full of such stock options, the beneficial ownership of such shares by such individual would represent 1.6% of the shares of the Issuer's Series A Stock assumed to be outstanding upon such exercise.

         David B. Koff, Senior Vice President, and Assistant Secretary of the Reporting Person and a director, Vice President and Secretary of the Issuer, has stock options granted by the Issuer to acquire 100,000 shares of Series A Stock, of which 40,000 shares were exercisable within 60 days of the date of this Statement. Assuming the exercise in full of such stock options, the beneficial ownership of such shares by such individual would represent less than one percent of the shares of the Issuer's Series A Stock assumed to be outstanding upon such exercise.



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         Other than as described in this Statement, as of the date of this
Statement, none of the Schedule 1 Persons or Schedule 2 Persons has any interest in any securities of the Issuer.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 7, 1999                                LIBERTY MEDIA CORPORATION

                                               /s/ Charles Y. Tanabe
                                               ---------------------------------
                                               Charles Y. Tanabe
                                               Senior Vice President